UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2012

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Petróleos Mexicanos

México, D.F. 11311

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐             No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

October 30th, 2012

Financial Results of Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies as of September 30, 20121

	2011	2012	Change	2012
Third Quarter (Jul.-Oct.)	(Ps. MMM)			(U.S.$ Billion)	Highlights

Total Sales	392.1	408.9	4.3%	31.8	è	Total sales amounted to Ps. 408.9 billion.

Gross Income	181.6	205.6	13.2%	16.0	è	EBITDA recorded an increase of 11.7%, primarily due to a positive variation in the comprehensive financing result.
Operating Income	200.8	221.3	10.2%	17.2

Income before Taxes and Duties	131.2	247.3	88.5%	19.2	è	Taxes and duties amounted to 55% of total sales.

Taxes and Duties	212.8	223.4	5.0%	17.4	è	During the third quarter of 2012, PEMEX recorded a net income of Ps. 23.9 billion, primarily as a result of higher sales revenues and a positive comprehensive financing result.
Net Income (Loss)	(81.5)	23.9	129.3%	1.9

(1)	Before taxes.
(2)	Excludes Financed Public Works Contract Program.
(3)	Includes a negative effect of change in cash value of Ps. 1,098 million.

[1]

PEMEX is providing this report to publish its preliminary financial and operational results for the third quarter of 2012. PEMEX encourages the reader to analyze this report together with the information provided in the Annexes hereto and the transcript of PEMEX’s conference call announcing its third quarter results. All comparisons are made against the same period of the previous year unless otherwise specified. This call is to take place on October 30, 2012. Annexes, transcripts and relevant documents related to this call can be found at www.ri.pemex.com.

PEMEX

Operating Results

PEMEX

Main Statistics of Production

	Third quarter (Jul.-Sep.)
	2011	2012	Change

Upstream
Total hydrocarbons (Mboed)	3,687	3,678	-0.2%	(9)
Liquid hydrocarbons (Mbd)	2,576	2,582	0.2%	5
Crude oil (Mbd)	2,525	2,541	0.6%	16
Condensates (Mbd)	51	41	-20.0%	(10)
Natural gas (MMcfd)(1)	6,501	6,378	-1.9%	(124)
Downstream
Dry gas from plants (MMcfd)(2)	3,689	3,579	-3.0%	(110)
Natural gas liquids (Mbd)	386	373	-3.3%	(13)
Petroleum Products (Mbd)(3)	1,304	1,304	0.0%	0
Petrochemical Products (Mt)	1,311	1,080	-17.7%	(231)

(1)	Includes nitrogen.
(2)	Does not include dry gas produced by Pemex-Refining and used as fuel by this subsidiary entity.
(3)	Includes LPG from Pemex-Gas and Basic Petrochemicals; Pemex-Exploration and Production and Pemex-Refining.

Upstream 3Q12

Crude Oil Production	During the third quarter of 2012, total crude oil production averaged 2,541 thousand barrels per day (Mbd), a 0.6% increase as compared to the third quarter of 2011. This increase is primarily a result of increasing completion and repair of wells in the Yaxché and Chuc projects in the Southwestern Marine Region, in the Ogarrio-Magallanes project in the South Region, and in the Aceite Terciario del Golfo (ATG) project in the North Region.

This increase was partially offset by:

	•	delays in the completion of wells at Cantarell, due to the fact that contracting of drilling equipment ran behind schedule as a result of longer tender processes and changes in current market conditions; and

	•	a natural decline in production at the Delta del Grijalva project in the South Region and at the Cantarell project in the Northeastern Marine Region.

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PEMEX

Tsimin Field	PEMEX has focused its hydrocarbons exploration and exploitation strategies towards the vast amount of reserves located in the Southeastern basins, where substantial exploitation expertise and installed infrastructure already exists. This allows for shorter development periods from the discovery of a field to the beginning of its production phase.

The Tsimin field serves as an example of the results of these efforts. In August 2012, the Tsimin field began production and contributed with 7.4 Mbd of crude oil and 34.1 MMcfd of gas in September 2012. Tsimin is located approximately 12.3 kilometers southwest of the May field, at water depths of 16.8 meters. Its production is expected to peak by 2017 at approximately 125 Mbd of crude oil and 678 MMcfd of gas. The Tsimin field has incorporated a total of 1,157 million barrels of oil equivalent (MMboe) of 3P reserves.

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PEMEX

Natural Gas Production	Total natural gas production decreased by 3.6%,[2] as a result of:

	•	a decrease in non-associated gas production due to a programmed reduction in drilling activities and the completion of wells in the Burgos and Veracruz assets of the North Region. In addition, the September 2012 incident at the 19 km-metering station, also negatively impacted production in the Burgos asset; and

	•	this decrease was partially offset by an increase in associated gas production at the Litoral de Tabasco Asset in the Southwestern Marine Region, and at the ATG Asset in the North Region, which increased by 55 and 40 MMcfd, respectively.

[2]	Does not include nitrogen.

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PEMEX

Gas Flaring	Gas flaring decreased by 62.1%, primarily due to:

	•	new infrastructure installed on marine platforms for the handling and transportation of gas;

	•	the implementation and improvement of strategies intended to improve the Operational Reliability System; and

	•	the execution of strategies at Cantarell intended to optimize the exploitation of wells with high associated gas content.

The natural gas use as a percentage of production was above 98% during the third quarter of 2012.

Operational Infrastructure	PEMEX has increased its reliance on technology and information in its drilling activities in order to improve efficiency and generate increased value, which has resulted in the following developments in the third quarter of 2012:

	•	the completion of development wells increased by 70, due to an increase in drilling activities at the ATG and Antonio J. Bermúdez Complex projects;

	•	the completion of exploratory wells increased by 7, mainly in the Integral Burgos project of the North Region and in the Southeastern Onshore Basins Exploration Asset of the South Region;

	•	the average number of operating wells increased to 9,653, an increase of 1,248 wells as compared to the average for the third quarter of 2011; and

	•	the number of operating drilling rigs decreased by 9.4% due to a programmed decrease in activities in the Integral Burgos project in the North Region.

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PEMEX

Seismic Information	During the third quarter of 2012, 2D seismic data acquisition increased by 64% as compared to the third quarter of 2011, primarily due to the commencement of studies at Altamira and Perdiz.

In addition, 3D seismic data acquisition decreased by 41%, due to a programmed decrease in activities in the North Region.

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PEMEX

Discoveries	During the third quarter of 2012, PEMEX drilled the Arbolero-1 well which has expanded the shale gas producer zones in the Integral Burgos Asset. This well is one of the first wells drilled in the Late Jurassic (Pimienta) formation and represents new opportunities in shale gas production for PEMEX.

The Jolote-101 and Sunuapa-401 wells located in the onshore portion of the Southeast basin, also confirmed the great additional potential of this basin. These discoveries will expand the exploitation area of their respective fields.

Exploratory activities for the remainder of 2012 will be focused in the Sabinas and Burgos basins in the northern part of the country, in the Southeast Marine and Onshore basins and in the deep waters of the Perdido Area and Gulf of Mexico B projects. These activities should help us meet our reserves incorporation goals established for 2012.

PEMEX

Main discoveries from July 1 to September 30, 2012

Project	Well	Geologic age	Initial production		Type of hydrocarbon
			Crude & condensates (bd)	Gas (MMcfd)

Burgos	Arbolero 1	Pimienta Late Jurassic	—	3.2	Dry Gas

	Cuervito 201A	Queen City Eocene	48	1.4	Wet Gas

	Forcado 1	Queen City Eocene	—	4.1	Wet Gas

	Mandarin 1	Yegua Eocene	19	2.3	Wet Gas

	Organdi 1	Vicksburg Early Oligocene	26	1.9	Wet Gas

Bellota-Jujo	Jolote 101	Mid-Early Cretacic	1,042	1.7	Light Crude Oil

Macuspana-Muspac	Sunuapa 401	Late Cretacic	1,397	1.8	Light Crude Oil

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PEMEX

Additionally, as a result of intensive exploratory activities carried out by PEMEX in the deep waters of the Gulf of Mexico, the Trión-1 and Supremus-1 wells confirmed the existence of light crude oil in the Perdido Fold Belt’s province.

The Trión-1 well is located 28 km south of the border territory with the United States and 177 km off the coast of Tamaulipas. It was drilled at a total depth of 2,532 meters and current depth of 4.5 km including the seafloor crust, and is currently under an evaluation stage and expects to incorporate reserves of up to approximately 350 MMboe.

The Supremus-1 well is located 39 km south of the border territory with the United States and 250 km off the coast of Tamaulipas. It was drilled at a total depth of 2,900 meters, making it the deepest well ever drilled by PEMEX and 8th deepest well in the world. It has a current depth of 4.0 km. This well is still being evaluated, and is expected to incorporate reserves of up to 125 MMboe and prospective resources of up to approximately 447 MMboe.

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PEMEX

Upstream Projects

E&P Integrated Contracts	On August 28, 2012, PEMEX awarded the Arenque contract area, located in the North Region under the Exploration and Production (E&P) Integrated Contracts scheme. The contract was awarded to Petrofac and will receive a tariff of U.S.$7.90 per additional barrel produced. This contract area is located in the Gulf of Mexico, approximately 30 km from the city of Tampico. It currently holds a total production of 6 Mbd and 3P reserves of nearly 101 MMboe. The expected investment for the first two years is of U.S.$50 million.

In addition, on October 18, 2012, the Board of Directors of Pemex-Exploration and Production approved a third round of E&P Integrated Contracts for the ATG Asset (Chicontepec). A total of six blocks holding approximately 2 billion barrels of oil equivalent (MMMboe) in 3P reserves will be tendered, representing about 12% of total reserves of this Asset.

For more information please visit E&P Integrated Contracts.[3]

Technology Sharing Agreement with BP	On October 23, 2012, PEMEX and British Petroleum (BP) signed an agreement to share technical information to build, operate and maintain PEMEX’s well capping system for deep waters in the Gulf of Mexico.

BP has agreed to share the technical information and expertise needed to operate this system with PEMEX at no cost. PEMEX has agreed that if it makes any future advances to this well- capping technology, it will in turn share them with BP at no cost.

[3]	http://contratos.pemex.com/portal/

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PEMEX

Downstream 3Q12

Crude Oil Processing	Total crude oil processing increased by 0.8%, primarily due to:

• stabilized operations of the new plants at the Minatitlán Refinery; and

• programmed maintenance cycles.

Light crude oil processing decreased 3.2%, and heavy crude oil processing increased 7.5%, due to an increase of Maya crude oil being fed at the Minatitlán Refinery, due to the fact that the newly revamped plants came into operation.

PEMEX’s usage of its primary distillation capacity decreased by 5.7 percentage points. From 74.8% to 69.1% of its total capacity, primarily due to the fact that the new plants at the Minatitlán Refinery came into operation, and some of its processes are still undergoing a stabilization stage.

Production of Petroleum Products	Total petroleum products production amounted to 1,304 Mbd, the same level recorded during the third quarter of 2011. Moreover, production levels for gasolines and diesel recorded increases, while those of fuel oil and liquefied petroleum gas recorded decreases.

*	Includes paraffins, furfural extract, aeroflex, asphalt, lubricants, coke, cyclical light oil and other gasolines.

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PEMEX

Variable Refining Margin	PEMEX’s National Refining System (NRS) recorded a variable refining margin of U.S.$1.36 per barrel, U.S.$3.53 per barrel above the margin recorded during the third quarter of 2011. This increase is primarily due to improved operating performance as a result of a greater output of higher value-added products, as well as from a lower output in waste products.

Natural Gas Processing and Production	During the third quarter of 2012, natural gas processing decreased by 3.8% in response to reduced availability of sour and sweet wet gas (41.7 MMcfd and 110.5 MMcfd, respectively). This decrease is largely due to the shutdown of operations of the Burgos Gas Processing Center (GPC), in response to the incident occurred at the metering station located at the kilometer 19 mark on the Reynosa-Monterrey highway. As a result of the aforementioned, condensates processing decreased by 11 Mbd.

The resumption of operations at the Burgos GPC at the end of October 2012 is expected to stabilize natural gas processing.

As a result of the decrease in natural gas processing, dry gas production decreased by 110 MMcfd, amounting to 3,579 MMcfd. As a result, natural gas liquids production also declined by 13 Mbd.

(1)	Includes condensates process.

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PEMEX

Petrochemicals Production	The production of petrochemical products decreased by 17.7%, due to the fact that the temporary shutdown in the aromatics chain continued during the third quarter of 2012, as a result of the incorporation of a new continuous catalytic regeneration platforming (CCR) plant in the Cangrejera Petrochemical Complex.

The former was partially offset by the following:

	•	an increase in production in the methane derivatives chain, primarily of ammonia and methanol;

	•	an increase in production in the ethane derivatives chain, mainly of ethylene and polyethylenes; and

	•	an increase in the propylene and derivatives chain, mostly of propylene.

*	Includes muriatic acid, butadiene, polyethylene wax, petrochemical specialities, BTX liquids, hydrogen, isohexane, pyrolysis liquids, oxygen, CPDI, sulfur, isopropyl alcohol, amorphous gasoline, octane basis gasoline and heavy naphtha.

Downstream Projects

Operating Improvement Program	PEMEX continues to work on the implementation of its “Operating Improvement Program” to increase its operating reliability at the National Refining System.

The first stage of this program began in Madero and Salina Cruz in December 2010, the second stage began in Cadereyta and Tula in April 2011 and the third stage began in Salamanca and Minatitlán in October 2011.

By the end of the third quarter of 2012, a total of 360 opportunities for technological improvements were identified through the three stages of the program, and are expected to generate savings of approximately U.S.$1.875 billion per year.

Up to 95 of these opportunities for technological improvements are currently being implemented and have generated estimated yearly savings of U.S.$291 million. Nevertheless, its potential is expected to yield savings of approximately U.S.$905 million dollars per year.

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PEMEX

Financial Results

PEMEX

Consolidated Income Statement

		Third quarter (Jul.-Sep.)
	2011	2012	Change		2012
	(Ps. MM)				(U.S.$MM)
Total sales	392,136	408,918	4.3%	16,782	31,817
Domestic sales	201,400	214,973	6.7%	13,573	16,727
Exports	189,431	192,087	1.4%	2,656	14,946
Services income	1,305	1,859	42.4%	553	145
Cost of sales	210,491	203,341	-3.4%	(7,150)	15,822
Gross income	181,645	205,577	13.2%	23,932	15,996
General expenses	22,024	29,484	33.9%	7,460	2,294
Transportation and distribution expenses	8,017	6,080	-24.2%	(1,936)	473
Administrative expenses	14,008	23,404	67.1%	9,396	1,821
Other revenues (expenses)	41,138	45,230	9.9%	4,092	3,519
IEPS accrued	42,458	44,784	5.5%	2,325	3,485
Other	(1,321)	446	133.8%	1,767	35
Operating income (loss)	200,759	221,323	10.2%	20,564	17,221
Comprehensive financing result	(70,312)	23,947	134.1%	94,259	1,863
Profit (loss) sharing in non-consolidated subsidiaries, affiliates and others	763	2,021	165.0%	1,259	157
Income before taxes and duties	131,209	247,291	88.5%	116,082	19,241
Taxes and duties	212,751	223,399	5.0%	10,649	17,382
Net income	(81,542)	23,892	129.3%	105,433	1,859
Other comprehensive result	5,227	(346)	-106.6%	(5,572)	(27)
Comprehensive income (loss)	(76,315)	23,546	130.9%	99,861	1,832

Sales	Total sales increased by 4.3% primarily due to:

	•	higher prices for domestic products sold, including gasolines (Magna 11.7%, Premium 5.9%), diesel (11.2%), industrial diesel (11.4%), marine diesel (11.4%), fuel oil (7.9%), jet fuel (9.6%) and asphalt (11.2%), as well as an increase in sales volume of domestic products sold, including Premium gasoline (53.9%), diesel (1.8%), industrial diesel (15.5%), propylene (22.8%) and jet fuel (5.2%); and

	•	a 3.1% increase in the price of regular gasoline in the U.S. Gulf of Mexico, from U.S.¢282.59 per gallon recorded in the third quarter of 2011, to U.S.¢291.23 per gallon in the same period of 2012.

The previous was partially offset by:

		•	a 4.2% appreciation of the Mexican peso against the U.S. dollar, from Ps. 13.4217 per U.S. dollar to Ps. 12.8521 per U.S. dollar; and

		•	a decrease of 1.3% in the average price of the Mexican crude oil basket, from U.S.$101.15 per barrel in the third quarter of 2011, to U.S.$99.79 per barrel in the same period of 2012. In addition, a 2.6% decrease was recorded in the volume of crude oil exports, which recorded an average volume of 1,269 Mbd during the quarter.

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Cost of Sales & Operating Expenses	A 3.4% decrease in cost of sales during the third quarter of 2012, primarily due to a 31.0% decrease in the net effect generated by the consolidation of the Subsidiary Companies as a result of a decline in prices of crude oil and the appreciation of the Mexican peso against the U.S. dollar. In addition, decreases of 34.6% in the net cost of employee benefits, 68.6% in non-successful wells and 46.9% in inventory variation were recorded.

The previous was partially offset by increases of 9.0% in depreciation, 23.8% in amortization, 23.0% in preservation and maintenance, and 3.2% in operating expenses.

The increase in Operating expenses, which fall under the cost of sales includes the following items: personal services, auxiliary services payable to third parties and leases and compensations paid to third parties. This was partially offset by decreases in fees paid to third parties, royalties, freights and insurance and liabilities provisions.

General Expenses	General expenses, which are composed of administrative expenses and distribution expenses, increased by 33.9%, primarily due to a decrease of 24.2% in distribution expenses and a 67.1% increase in administrative expenses.

• Distribution expenses decreased due to a 12.5% decrease in preservation and maintenance expenses, a 37.8% decrease in the net cost of employee benefits, as well as to decreases in fees paid to third parties, materials, freights and insurance as well as reduced allowance for bad and doubtful debts.

• Moreover, administrative expenses increased primarily as a result of an increase in preservation and maintenance expenses, as well as an increase in depreciation and an increase in the net cost of employee benefits during the period.

Other Revenues	During the third quarter of 2012, other revenues recorded an increase of 9.9%, primarily as a result of a 5.5% increase in the accrued amount of IEPS credit[4] .

4	IEPS means Impuesto Especial sobre Producción y Servicio (Special Tax on Production and Services).

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PEMEX

Comprehensive Financing Result	Comprehensive financing result recorded a positive variation of Ps. 94.2 billion as a result of:

	•	higher interest income; and

	•	an exchange gain, due to an appreciation of the Mexican peso against the U.S. dollar, as compared to the depreciation of the Mexican peso against the U.S. dollar recorded during the same period of the previous year.

Taxes and Duties	During the third quarter of 2012, taxes and duties increased by 5.0%, primarily due to higher sales during the period. The former was partially offset by the accrued amount of IEPS credit.

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PEMEX

Net Income

During the third quarter of 2012, PEMEX recorded a net income of Ps. 23.9 billion

(U.S.$1.9 billion) as a result of a Ps. 16.8 billion increase in sales revenues, a Ps. 4.1 billion increase in other revenues, and a positive comprehensive financing result of Ps. 23.9 billion. These results were partially offset by a Ps. 10.7 billion increase in taxes and duties.

(1)	Includes profit-sharing in non-consolidated subsidiaries, affiliates and others.of Ps. 1,258.5 million.

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PEMEX

Consolidated Balance Sheet as of September 30, 2012

PEMEX

Consolidated Balance Sheet

	As of Dec. 31,	As of Sep. 30,
	2011	2012	Change		2012
	(Ps. MM)				(U.S.$MM)
Total assets	1,983,396	1,990,686	0.4%	7,290	154,892
Current assets	354,249	337,326	-4.8%	(16,923)	26,247
Cash and cash equivalents	114,368	114,317	0.0%	(51)	8,895
Accounts, notes receivable and other	154,659	149,163	-3.6%	(5,495)	11,606
Inventories	45,040	48,952	8.7%	3,911	3,809
of products	40,800	45,391	11.3%	4,591	3,532
of materials	4,240	3,560	-16.0%	(680)	277
Derivative financial instruments	15,526	10,971	-29.3%	(4,555)	854
Available-for-sale investments	24,656	13,923	-43.5%	(10,733)	1,083
Investment in securities	15,646	16,492	5.4%	845	1,283
Property, plant and equipment	1,594,574	1,616,104	1.4%	21,530	125,746
Other assets	18,927	20,764	9.7%	1,837	1,616

Total liabilities	1,857,336	1,845,643	-0.6%	(11,693)	143,606
Current liabilities	253,445	237,417	-6.3%	(16,029)	18,473
Short-term debt	110,497	102,754	-7.0%	(7,744)	7,995
Suppliers	53,313	57,490	7.8%	4,177	4,473
Accounts and accrued expenses payable	23,864	23,070	-3.3%	(794)	1,795
Taxes and duties payable	65,770	54,102	-17.7%	(11,668)	4,210
Long-term liabilities	1,603,891	1,608,227	0.3%	4,336	125,133
Long-term debt	672,657	641,624	-4.6%	(31,033)	49,924
Reserve for sundry creditors and others	62,093	61,922	-0.3%	(171)	4,818
Reserve for employee benefits	843,462	877,792	4.1%	34,331	68,300
Deferred taxes	25,679	26,888	4.7%	1,209	2,092
Total equity	126,060	145,043	15.1%	18,983	11,286
Total liabilities and equity	1,983,396	1,990,686	0.4%	7,290	154,892

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PEMEX

Working Capital	Current assets decreased by 4.8%, or Ps. 16.9 billion, from January 1 to September 30, 2012.

Current liabilities decreased by 6.3%, or Ps. 16.0 billion, primarily due to a 7.0% decrease in short-term debt of Ps. 7.7 billion, a 3.3% decrease in accounts and accrued expenses payable of Ps. 794.0 million, and a 17.7% decrease in taxes and duties payable of Ps. 11.7 billion. The previous was partially offset by a 7.8% increase in accounts payable to suppliers of Ps. 4.2 billion.

Debt	Total debt decreased by 5.0%, or Ps. 38.8 billion, during the first nine months of 2012, primarily as a result of a 4.2% appreciation of the Mexican peso against the U.S. dollar, as well as from a 7.0% drop in short-term debt and 4.6% decline in long-term debt.

1)	Excludes Finance Public Works Contracts Program.
2)	Includes accrued interests, fees and charges for debt issuance, loss under par, Finance Public Works Contracts Program and amortized cost.

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PEMEX

*	Includes Derivative Financial Instruments.

Investment Activities

Activity	During the first nine months of 2012, PEMEX spent Ps. 193.7 billion, which represents 64.3% of total programmed investment for 2012 of Ps. 301.3 billion for the year. The allocation of these investments was as follows:

	•	Ps. 173.8 billion to Pemex-Exploration and Production[5], Ps. 20.9 billion of which were allocated to exploration;

	•	Ps. 15.5 billion to Pemex-Refining;

	•	Ps. 2.4 billion to Pemex-Gas and Basic Petrochemicals;

	•	Ps. 1.6 billion to Pemex-Petrochemicals; and

	•	Ps. 0.5 billion to Petróleos Mexicanos Corporate.

Financing Activities

Capital Markets	On October 19, 2012, Petróleos Mexicanos reopened U.S.$1.0 billion of its 5.50% Notes due in June 2044; which were issued in June 2012.

Bank Loans	On October 30, 2012, Petróleos Mexicanos entered into a 5-year syndicated revolving credit facility for U.S.$1.25 billion, priced at LIBOR plus 115 basis points.

COPF	During the first nine months of 2012, Petróleos Mexicanos obtained U.S.$312.7 million through Public Works Financed Contracts (COPF) of Pemex-Exploration and Production. These contracts are used for the exploitation of natural gas fields in the Burgos basin.

Liquidity Management	As of September 30, 2012, Petróleos Mexicanos holds liquidity management credit lines for U.S.$2.028 billion that are completely available to PEMEX.

[5]	Includes maintenance expenditures.

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Cash Flows as of September 30, 2012

PEMEX

Consolidated Statements of Cash Flows

	As of September 30,
	2011	2012	Change		2012
	(Ps. MM)				(U.S.$MM)
Operating Activities
Net income before income taxes	568,067	720,518	26.8%	152,451	56,062
Activities related to investing activities	106,614	115,616	8.4%	9,002	8,996
Depreciation and amortization	92,740	105,574	13.8%	12,834	8,215
Impairment of properties, plant and equipment	3,919	—	-100.0%	(3,919)	—
Profit sharing in non-consolidated subsidiaries and affiliates	(1,045)	(2,048)	-95.9%	(1,002)	(159)
Unsuccessful wells	8,150	9,102	11.7%	953	708
Retirement of properties, plant and equipment	2,850	2,987	4.8%	136	232
Activities related to financing activities	72,958	(29,446)	-140.4%	(102,404)	(2,291)
Unrealized loss (gain) from foreign exchange fluctuations	49,054	(56,720)	-215.6%	(105,774)	(4,413)
Interest expense (income)	23,904	27,328	14.3%	3,424	2,126
Effect of valuation of financial instruments	—	(54)	0.0%	(54)	(4)
Subtotal	747,640	806,689	7.9%	59,049	62,767
Funds provided by (used in) operating activities	(610,241)	(658,244)	-7.9%	(48,002)	(51,217)
Financial instruments	4,027	3,296	-18.2%	(731)	256
Accounts and notes receivable	(33,870)	5,465	116.1%	39,335	425
Inventories	(5,122)	(4,950)	3.4%	172	(385)
Other assets	(3,833)	(3,170)	17.3%	663	(247)
Accounts payable and accrued expenses	5,369	444	-91.7%	(4,926)	35
Taxes paid	(626,263)	(700,331)	-11.8%	(74,068)	(54,492)
Advances to suppliers	14,388	4,177	-71.0%	(10,211)	325
Reserve for sundry creditors and others	5,244	1,781	-66.0%	(3,463)	139
Contributions and payments for employees benefits	30,788	34,331	11.5%	3,542	2,671
Deferred income taxes	(970)	714	173.7%	1,684	56
Net cash flow from operating activities	137,398	148,445	8.0%	11,046	11,550
Investing activities
Investment in securities	(20,784)	—	0.0%	20,784	—
Exploration expenses	(3,983)	(1,601)	59.8%	2,383	(125)
Investment in property, plant and equipment	(103,094)	(129,888)	-26.0%	(26,794)	(10,106)
Disposal of fixed assets	—	—	0.0%	—	—
Net cash flow from investing activities	(127,861)	(131,489)	-2.8%	(3,628)	(10,231)
Cash needs related to financing activities	9,537	16,956	77.8%	7,419	1,319
Financing activities
Loans obtained from financial institutions	104,964	248,447	136.7%	143,483	19,331
Interest paid	(23,834)	(26,769)	-12.3%	(2,936)	(2,083)
Principal payments on loans	(99,962)	(237,587)	-137.7%	(137,625)	(18,486)
Net cash flow from financing activities	(18,832)	(15,909)	15.5%	2,923	(1,238)
Net increase in cash and cash equivalents	(9,295)	1,047	111.3%	10,342	81
Cash and cash equiv. at the beginning of the period	131,183	114,368	-12.8%	(16,815)	8,899
Effect of change in cash value	3,826	(1,098)	-128.7%	(4,923)	(85)
Cash and cash equivalents at the end of the period	125,714	114,317	-9.1%	(11,396)	8,895

PEMEX Unaudited Results Report as of September 30, 2012	21 / 24

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PEMEX

Below are some items that impacted results in the period:

PEMEX

Economic impact by external and structural effects

	Nine months ending Sep. 30, 2012
	(Ps. Bn)	(U.S.$Bn)
Cost of the LPG subsidy	20.0	1.6
Costs not-recognized in the price mechanism of gasolines and diesel	23.3	1.8
Decrease in duties paid in recognition of operating cost and expenses incurred in 2011	65.9	5.1
Labor obligations	54.1	4.2
Incremental taxes	(13.4)	(1.0)
Total	149.9	11.7

Other Relevant Information

Fleet Renewal	PEMEX plans to continue the process of refurbishment and modernization of its major and minor fleet which involves 132 vessels, 81 from Pemex-Exploration and Production, 49 from Pemex-Refining and 2 from Pemex-Petrochemicals. The fleet includes fast-supply vessels, tugboats, hopper barges, specialized vessels, shallow draft oil tankers and jack-ups. Refurbishment of these units will be carried out through several stages beginning in 2013 and concluding in 2018.

The tender process for seven fast-supply vessels began in August, and fourteen more vessels will be tendered in the upcoming months. Initial expected investment is of approximately U.S.$600 million.

New Refinery Tula	During the third quarter of 2012, PEMEX signed the following service contracts with Axens North America Inc., Jacobs Nederland B.V. and Bechtel Hydrocarbon Technology Solutions Inc. for the new refinery in Tula:

	•	Axens North America Inc. will conduct the engineering work for a gas-oil hydrodesulphurizer plant with processing capacity of 121 Mbd. The low-sulfur gas-oil and polyaromatic compounds produced will load into the catalytic cracking plant (FCC).

	•	Jacobs Nederland B.V. will carry out the package of services for a sulfur recovery plant with processing capacity of 1,920 tons per day. The plant will be divided into three trains with a processing capacity of 640 tons per day. Each train will have high thermal integrity in order to reach a global energy index within international standards, and sulfur recovered is expected to reach 99.9% of purity. Through these plans, PEMEX will comply with environmental standards demanded by the regulation NOM-148-SEMARNAT-2006.

	•	Bechtel Hydrocarbon Technology Solutions Inc. (BHTS) will conduct the processing design package, technical assistance and licensing of refinery technologies for the delayed coking plant with processing capacity of 166 Mbd. BHTS’ design will include advanced technology to reduce the frequency of cleaning shutdowns guaranteeing a 95% service factor and maximizing the production of liquids.

PEMEX Unaudited Results Report as of September 30, 2012	22 / 24

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PEMEX

2012 Wage Revision	On July 31, 2012, PEMEX and the Petroleum Workers’ Union concluded the 2012 wage review, which became effective on August 1, 2012.

Incidents	On September 2, 2012, an incident took place at one of the vent lines of the Madero Refinery. The accident occurred while conducting installation works on a connection line to the vent line. The incident did not cause any sort of damage to the processing plants in the refinery, which continue to operate normally.

On September 18, 2012, an incident occurred at a Gas and Condensates Reception Center operated by Pemex-Exploration and Production at the 19 km mark on the Reynosa-Monterrey highway. The incident damaged the metering skid, a pipeline and several control valves. There are ongoing investigations to determine the root causes of the incident.

On October 18, 2012, an incident took place at the catalytic plant I of the Ing. Antonio Dovalí Jaime refinery in Salina Cruz, Oaxaca. The accident occurred while conducting removal works of connection lines on one of the pipelines, in order to carry out cleaning works in the gasoline condensers located in the fractionating tower dome. The refinery continues to operate normally.

On October 19, 2012, an incident took place at the Cactus - Guadalajara LPG pipeline located in the Santa Rita - Puente Grande stretch. The incident did not have an effect on supply of fuel to this area, since there is enough product held in inventory to meet all supply commitments. The pipeline resumed operations on October 21, 2012.

Clean Industry Certificates	During the third quarter of 2012, 90 of PEMEX’s facilities were audited and received Clean Industry Certificates, 76 of which correspond to Pemex-Exploration and Production, three to Pemex-Gas and Basic Petrochemicals, one to Pemex-Petrochemicals and 10 to Pemex-Refining.

PEMEX Unaudited Results Report as of September 30, 2012	23 / 24

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PEMEX

If you would like to be included in our distribution list, please access www.ri.pemex.com and then “Distribution List.”

If you would like to contact us, please call or send an email to ri@pemex.com

Telephone: (52 55) 1944 9700

Voice mail: (52 55) 1944 2500 ext. 59412

Síguenos en @PEMEX_RI

Rolando Galindo Galvez	Carmina Moreno	Cristina Arista

rolando.galindo@pemex.com	carmina.moreno@pemex.com	delia.cristina.arista@pemex.com

Arturo Limón	Ana Lourdes Benavides	Cristina Pérez

arturo.limon@pemex.com	ana.lourdes.benavides@pemex.com	cristina.perez@pemex.com

Variations

Cumulative and quarterly variations are calculated comparing the period with the same one of the previous year; unless specified otherwise.

Rounding

Numbers may not total due to rounding.

Financial Information

Excluding budgetary and volumetric information, the financial information included in this report and the annexes hereto is based on unaudited consolidated financial statements prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), which PEMEX has adopted effective January 1, 2012. Information from prior periods has been retrospectively adjusted in certain accounts to make it comparable with the unaudited consolidated financial information under IFRS. For more information regarding the adoption of IFRS, see Note 20 to the consolidated financial statements included in Petróleos Mexicanos’ 2011 Form 20-F filed with the SEC on April 30, 2012. Adjusted EBITDA is a non-IFRS measure. We show a reconciliation of Adjusted EBITDA to net income in Table [] of the annexes to this report.

Budgetary information is based on standards from Mexican governmental accounting; therefore, it does not include information from the subsidiary companies of Petróleos Mexicanos.

Foreign Exchange Conversions

Convenience translations into U.S. dollars of amounts in Mexican pesos have been made at the established exchange rate, at September 30, 2012, of Ps. 12.8521 = U.S.$1.00. Such translations should not be construed as a representation that the Mexican peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.

Fiscal Regime

Since January 1, 2006, PEMEX has been subject to a new fiscal regime. Pemex-Exploration and Production’s (PEP) tax regime is governed by the Federal Duties Law, while the tax regimes of the other Subsidiary Entities continue to be governed by Mexico’s Income Tax Law. The most important duty paid by PEP is the Ordinary Hydrocarbons Duty (OHD), the tax base of which is a quasi operating profit. In addition to the payment of the OHD, PEP is required to pay other duties.

Under PEMEX’s current fiscal regime, the Special Tax on Production and Services (IEPS) applicable to gasoline and diesel is regulated under the Federal Income Law. PEMEX is an intermediary between the Secretary of Finance and Public Credit (SHCP) and the final consumer; PEMEX retains the amount of IEPS and transfers it to the Federal Government. The IEPS rate is calculated as the difference between the retail or “final price,” and the “producer price.” The final prices of gasoline and diesel are established by the SHCP. PEMEX’s producer price is calculated in reference to that of an efficient refinery operating in the Gulf of Mexico. Since 2006, if the final price is lower than the producer price, the SHCP credits to PEMEX the difference among them. The IEPS credit amount is accrued, whereas the information generally presented by the SHCP is cash-flow.

Hydrocarbon Reserves

Pursuant to Article 10 of the Regulatory Law to Article 27 of the Political Constitution of the United Mexican States Concerning Petroleum Affairs, (i) PEMEX's reports evaluating hydrocarbon reserves shall be approved by the National Hydrocarbons Commission (NHC); and (ii) the Secretary of Energy will register and disclose Mexico's hydrocarbon reserves based on information provided by the NHC. As of the date of this report, this process is ongoing.

As of January 1, 2011, the SEC changed its rules to permit oil and gas companies, in their filings with the SEC, to disclose not only proved reserves, but also probable reserves and possible reserves. In addition, we do not necessarily mean that the probable or possible reserves described herein meet the recoverability thresholds established by the SEC in its new definitions. Investors are urged to consider closely the disclosure in our Form 20-F and our annual report to the Mexican Banking and Securities Commission, available at http://www.pemex.com/.

Bids

No awards for amounts higher than Ps. 100.0 billion were assigned. For further information, please access www.compranet.gob.mx

Forward-looking statements

This report contains forward-looking statements. We may also make written or oral forward-looking statements in our periodic reports to the Comisión Nacional Bancaria y de Valores (CNBV) and the Securities and Exchange Commission (SEC), in our annual reports, in our offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties. We may include forward-looking statements that address, among other things, our:

•	drilling and other exploration activities;

•	import and export activities; and

•	projected and targeted capital expenditures ; costs; commitments; revenues; liquidity, etc.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;

•	effects on us from competition;

•	limitations on our access to sources of financing on competitive terms;

•	significant developments in the global economy

•	significant economic or political developments in Mexico;

•	developments affecting the energy sector; and

•	changes in our regulatory environment.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise. These risks and uncertainties are more fully detailed in PEMEX’s most recent Form 20-F filing with the SEC (www.sec.gov), and the PEMEX prospectus filed with the CNBV and available through the Mexican Stock Exchange (www.bmv.com.mx). These factors could cause actual results to differ materially from those contained in any forward-looking statement.

PEMEX

PEMEX is Mexico’s national oil and gas company. Created in 1938, it is the exclusive producer of Mexico’s oil and gas resources. The operating subsidiary entities are Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals. The principal subsidiary company is PMI Comercio Internacional, S.A. de C.V., Pemex’s international trading arm.

PEMEX Unaudited Results Report as of September 30, 2012	24 / 24

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Annex

PEMEX

Main Statistics of Production

	Third quarter (Jul.-Sep.)				Nine months ending Sep. 30,
	2011	2012	Change		2011	2012	Change

Upstream
Total hydrocarbons (Mboed)	3,687	3,678	-0.2%	(9)	3,727	3,684	-1.2%	(43)
Liquid hydrocarbons (Mbd)	2,576	2,582	0.2%	5	2,603	2,582	-0.8%	(21)
Crude oil (Mbd)	2,525	2,541	0.6%	16	2,551	2,539	-0.5%	(12)
Condensates (Mbd)	51	41	-20.0%	(10)	52	43	-16.5%	(8)
Natural gas (MMcfd)(1)	6,501	6,378	-1.9%	(124)	6,674	6,392	-4.2%	(282)
Downstream
Dry gas from plants (MMcfd)(2)	3,689	3,579	-3.0%	(110)	3,690	3,673	-0.4%	(16)
Natural gas liquids (Mbd)	386	373	-3.3%	(13)	395	376	-4.8%	(19)
Petroleum Products (Mbd)(3)	1,304	1,304	0.0%	0.2	1,316	1,346	2.2%	30
Petrochemical Products (Mt)	1,311	1,080	-17.7%	(231)	4,247	3,519	-17.1%	(728)

(1)	Includes nitrogen.
(2)	Does not include dry gas produced by Pemex-Refining and used as fuel by this subsidiary entity.
(3)	Includes LPG from Pemex-Gas and Basic Petrochemicals; Pemex-Exploration and Production and Pemex-Refining.

PEMEX

Crude Oil Production by Type

	Third quarter (Jul.-Sep.)				Nine months ending Sep. 30,
	2011	2012	Change		2011	2012	Change
Crude Oil (Mbd)	2,525	2,541	0.6%	16	2,551	2,539	-0.5%	(12)
Heavy	1,402	1,390	-0.8%	(12)	1,423	1,386	-2.6%	(37)
Light	777	826	6.2%	48	789	829	5.1%	41
Extra-light	346	325	-6.0%	(21)	339	323	-4.7%	(16)
Offshore Crude Oil / Total	74.4%	74.8%			74.6%	74.6%

PEMEX

Crude Oil Production by Asset

	2008	2009	2010				2011				2012
			1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q
						(Mbd)
Total	2,792	2,601	2,607	2,578	2,567	2,552	2,572	2,558	2,525	2,547	2,537	2,540	2,541
Northeastern Marine Region	1,746	1,493	1,445	1,403	1,386	1,356	1,365	1,357	1,324	1,325	1,305	1,314	1,313
Cantarell	1,040	685	597	567	548	520	523	517	495	469	455	453	460
Ku-Maloob-Zaap	706	808	848	836	838	835	842	841	830	856	850	861	854
Southwestern Marine Region	500	518	546	546	538	548	556	555	554	577	583	582	586
Abkatún-Pol Chuc	308	305	302	299	291	293	295	277	265	269	264	258	269
Litoral de Tabasco	192	212	243	247	247	255	261	278	290	308	319	324	317
Southern Region	459	498	520	526	539	542	542	534	529	518	517	505	499
Cinco Presidentes	47	57	66	71	73	76	80	81	84	89	93	94	97
Bellota-Jujo	175	172	168	161	158	155	152	148	139	134	132	130	129
Macuspana-Muspac(2)	52	69	80	81	85	84	82	81	82	79	76	74	76
Samaria-Luna	185	200	206	213	223	227	228	223	224	216	216	207	196
Northern Region	87	93	96	103	104	106	108	112	118	127	132	139	143
Poza Rica-Altamira	56	59	56	57	55	57	59	60	60	61	65	68	69
Aceite Terciario del Golfo(1)	29	30	35	40	44	45	46	49	54	62	64	67	69
Veracruz	2	5	5	5	5	4	4	3	3	3	3	3	4

(1)	The Macuspana-Muspac Asset was created in August 2011 and disclosed since 2012.
(2)	The Aceite Terciario del Golfo Asset was created in 2008, when the fields that comprise it were divested from the Poza Rica-Altamira Asset.

PEMEX Results Report as of September 30, 2012

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PEMEX

PEMEX

Natural Gas Production and Gas Flaring

	Third quarter (Jul.-Sep.)				Nine months ending Sep. 30,
	2011	2012	Change		2011	2012	Change
Total (MMcfd)(1)	5,838	5,626	-3.6%	(212)	5,980	5,681	-5.0%	(299)
Associated	3,657	3,702	1.3%	46	3,750	3,676	-2.0%	(74)
Non-associated	2,181	1,923	-11.8%	(258)	2,230	2,005	-10.1%	(225)
Natural gas flaring (MMcfd)	257	97	-62.1%	(159)	276	115	-58.2%	(161)
Gas flaring / total	4.4%	1.7%			4.6%	2.0%

(1)	Does not include nitrogen.

PEMEX

Natural Gas Production by Asset

	2008	2009	2010				2011				2012
			1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q
						(MMcfd)
Total(1)	6,919	7,031	6,946	6,937	7,155	7,039	6,820	6,704	6,501	6,357	6,380	6,418	6,378
Northeastern Marine Region	1,901	1,782	1,488	1,459	1,726	1,659	1,507	1,503	1,357	1,258	1,295	1,339	1,354
Cantarell	1,629	1,455	1,166	1,125	1,383	1,330	1,171	1,167	1,031	933	978	1,004	1,018
Ku-Maloob-Zaap	273	327	322	333	344	328	336	336	326	325	317	335	336
Southwestern Marine Region	1,023	1,112	1,127	1,142	1,186	1,231	1,234	1,220	1,199	1,181	1,210	1,223	1,263
Abkatún-Pol Chuc	569	580	588	595	586	607	617	576	534	510	494	503	543
Litoral Tabasco	454	531	539	546	600	624	616	644	665	671	716	720	720
Southern Region	1,451	1,600	1,697	1,774	1,818	1,768	1,728	1,697	1,674	1,672	1,661	1,660	1,664
Cinco Presidentes	68	69	85	108	112	114	117	117	118	116	117	115	115
Bellota-Jujo	251	261	293	304	304	322	303	293	268	289	293	302	302
Macuspana-Muspac(2)	560	591	592	582	582	564	569	578	577	561	550	540	545
Samaria-Luna	572	679	728	780	820	768	739	709	711	705	702	703	703
Northern Region	2,544	2,537	2,634	2,563	2,424	2,381	2,351	2,284	2,271	2,246	2,214	2,196	2,097
Burgos	1,383	1,515	1,597	1,525	1,399	1,396	1,368	1,328	1,344	1,337	1,313	1,314	1,243
Poza Rica-Altamira	152	133	122	118	113	116	114	115	117	115	118	123	119
Aceite Terciario del Golfo(3)	52	79	77	82	88	94	99	111	111	126	142	154	151
Veracruz	957	810	837	838	825	776	769	731	700	668	641	606	584

Nitrogen	629	496	557	607	816	749	653	767	663	640	639	743	752
Southern Region	—	—	93	100	112	118	105	91	88	100	106	111	109
Bellota-Jujo	—	—	57	46	37	46	37	31	26	36	34	36	36
Samaria-Luna	—	—	35	54	75	72	68	60	62	64	72	75	73
Northeastern Marine Region	629	496	464	508	704	630	548	675	575	540	533	632	643
Cantarell	629	496	464	508	704	630	548	675	575	540	533	632	643

(1)	Includes nitrogen.
(2)	The Macuspana-Muspac Asset was created in August 2011 and disclosed since 2012.
(2)	The Aceite Terciario del Golfo Asset was created in 2008; when the fields that comprise it were divested from the Poza Rica-Altamira Asset.

PEMEX

Seismic Information

	Third quarter (Jul.-Sep.)				Nine months ending Sep. 30,
	2011	2012	Change		2011	2012	Change
2D (km)	605	991	63.6%	385	2,371	2,280	-3.9%	(92)
3D (km2)	13,288	7,862	-40.8%	(5,426)	33,337	19,743	-40.8%	(13,594)

PEMEX Results Report as of September 30, 2012	2 / 16

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PEMEX

PEMEX

Operating Offshore Platforms and Wells

	As of September 30,
	2011	2012	Change
Offshore platforms	236	240	1.7%	4
Storage	1	1	—	—
Compression	10	10	—	—
Control and service	1	1	—	—
Linkage	13	13	—	—
Measurement	1	1	—	—
Drilling	154	161	4.5%	7
Production	27	25	-7.4%	(2)
Telecommunications	6	6	—	—
Treatment and pumping	1	1	—	—
Housing	22	21	-4.5%	(1)

PEMEX

Wells Drilled and Operating

	Third quarter (Jul.-Sep.)				Nine months ending Sep. 30,
	2011	2012	Change		2011	2012	Change
Wells Drilled	253	330	30.4%	77	741	894	20.6%	153
Development	249	319	28.1%	70	715	872	22.0%	157
Exploration	4	11	175.0%	7	26	22	-15.4%	(4)

Operating Wells	8,405	9,653	14.8%	1,248	8,215	9,352	13.8%	1,137
Crude oil	5,226	6,106	16.8%	880	5,066	5,873	15.9%	807
Non-Associated Gas	3,179	3,547	11.6%	368	3,149	3,478	10.5%	330

PEMEX

Average Operating Drilling Rigs

	Third quarter (Jul.-Sep.)				Nine months ending Sep. 30,
	2011	2012	Change		2011	2012	Change

Total	143	130	-9.4%	(13)	123	129	4.6%	6
Exploration	18	19	7.1%	1	16	18	15.4%	2
Northeast Marine Region	—	2	—	2	—	1	—	1
Southwest Marine Region	3	3	-3.7%	(0.1)	4	3	-21.3%	(1)
South Region	10	9	-11.3%	(1)	8	9	5.2%	0.4
North Region	4	5	10.7%	0.5	4	5	36.8%	1
Development	125	110	-11.8%	(15)	107	111	3.0%	3
Northeast Marine Region	13	17	31.1%	4	10	13	36.7%	4
Southwest Marine Region	11	6	-42.4%	(5)	10	8	-17.9%	(2)
South Region	32	34	7.7%	2	31	35	12.9%	4
North Region	70	53	-23.7%	(17)	57	55	-4.2%	(2)

PEMEX Results Report as of September 30, 2012	3 / 16

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PEMEX

PEMEX

Crude Oil Processing

	Third quarter (Jul.-Sep.)				Nine months ending Sep. 30,
	2011	2012	Change		2011	2012	Change
Total processed (Mbd)	1,158	1,168	0.8%	10	1,162	1,205	3.6%	42
Light Crude	722	699	-3.2%	(23)	734	691	-5.9%	(43)
Heavy Crude	436	469	7.5%	33	428	514	20.0%	86
Light Crude / Total Processed	62.3%	59.8%		(2.5)	63.2%	57.3%		(5.8)
Heavy Crude / Total Processed	37.7%	40.2%		2.5	36.8%	42.7%		5.8
Use of primary distillation capacity	74.8%	69.1%		(5.7)	75.7%	71.4%		(4.4)

PEMEX

Petroleum Products

	Third quarter (Jul.-Sep.)				Nine months ending Sep. 30,
	2011	2012	Change		2011	2012	Change
Total production (Mbd)	1,304	1,304	0.02%	0.2	1,316	1,346	2.2%	30
Automotive gasolines	389	404	3.8%	15	400	419	4.8%	19
Fuel oil	307	272	-11.4%	(35)	308	279	-9.5%	(29)
Diesel	276	291	5.2%	14	275	301	9.5%	26
LPG	210	208	-0.8%	(2)	211	208	-1.3%	(3)
Jet Fuel	56	56	-1.3%	(1)	57	57	-0.2%	(0.1)
Other(1)	66	75	12.6%	8	66	82	25.0%	16

(1)	Includes paraffins, furfural extract, aeroflex, asphalt, lubricants, coke, cyclical light oil and other gasolines. As of September 30, 2012, PEMEX had 9,899 service stations.

PEMEX

Natural Gas Processing and Production

	Third quarter (Jul.-Sep.)				Nine months ending Sep. 30,
	2011	2012	Change		2011	2012	Change
Natural Gas Processing (MMcfd)	4,514	4,344	-3.8%	(170)	4,533	4,465	-1.5%	(67)
Sour Wet Gas	3,417	3,384	-1.0%	(33)	3,462	3,433	-0.8%	(29)
Sweet Wet Gas	1,097	960	-12.5%	(137)	1,071	1,032	-3.6%	(38)
Condensates Processing (Mbd)	57	46	-19.2%	(11)	58	48	-15.9%	(9)
Production
Dry gas from plants (MMcfd)	3,689	3,579	-3.0%	(110)	3,690	3,673	-0.4%	(16)
Natural gas liquids (Mbd)	386	373	-3.3%	(13)	395	376	-4.8%	(19)

PEMEX Results Report as of September 30, 2012	4 / 16

www.pemex.com

PEMEX

PEMEX

Production of Petrochemicals

	Third quarter (Jul.-Sep.)				Nine months ending Sep. 30,
	2011	2012	Change		2011	2012	Change
Total production	1,311	1,080	-17.7%	(231)	4,247	3,519	-17.1%	(728)
Basic (Mt)	129	9	-93.3%	(120)	372	185	-50.4%	(188)
Heptane	2	—	-100.0%	(2)	5	—	-100.0%	(5)
Hexane	6	1	-87.3%	(5)	27	1	-97.0%	(26)
Pentanes	5	1	-88.0%	(4)	15	2	-86.4%	(13)
Carbon black	110	—	-100.0%	(110)	310	164	-47.2%	(146)
Butane	6	7	24.5%	1	16	18	12.3%	2
Secondary (Mt)	1,183	1,071	-9.4%	(111)	3,875	3,334	-13.9%	(540)
Methane Derivatives	334	345	3.2%	11	1,001	1,043	4.2%	42
Ammonia	204	224	9.8%	20	642	690	7.4%	48
Carbon dioxide	93	81	-12.4%	(12)	252	235	-6.6%	(17)
Methanol	38	40	5.7%	2	107	119	10.4%	11
Ethane Derivatives	249	312	25.4%	63.3	950	1,030	8.5%	80
Vinyl chloride	47	41	-13.9%	(7)	156	167	7.6%	12
Dichloroethane	0.03	0.02	-20.0%	(0.006)	0.06	0.07	13.1%	0.01
Ethylene	1	20	1997.6%	19	7	38	413.3%	30
Ethylene glycol	27	33	20.2%	5	114	128	11.9%	14
Impure glycol	0.5	0.4	-18.4%	(0.1)	1	1	-32.4%	(0.4)
Pure monoethylene glycol	3	3	1.3%	0.03	8	8	0.3%	0.03
Ethylene oxide	50	56	12.6%	6	181	188	3.8%	7
High density polyethylene	28	48	72.3%	20	136	146	7.5%	10
Low density polyethylene	62	68	9.9%	6	200	195	-2.4%	(5)
Linear low density polyethylene	30	43	42.7%	13	147	159	8.7%	13
Aromatics and Derivatives	128	16	-87.5%	(112)	421	27	-93.6%	(395)
Aromine 100	3	—	—	(3)	8	1	-93.2%	(7)
Benzene	0.5	0.05	-91.6%	(0.5)	5	1	-73.7%	(4)
Styrene	30	—	—	(30)	100	8	-91.9%	(92)
Fluxoil	1	—	—	(1)	2	—	-88.0%	(2)
High octane hydrocarbon	53	7	-87.5%	(46)	172	7	-96.2%	(165)
Toluene	21	4	-82.6%	(18)	63	4	-93.0%	(58)
Xylenes	20	6	-71.4%	(14)	71	6	-92.1%	(66)
Propylene and Derivatives	96	116	20.3%	20	311	357	14.9%	46
Hydrocyanic acid	1	1	-36.5%	(0.3)	4	3	-24.9%	(1)
Acrylonitrile	9	6	-32.7%	(3)	35	27	-25.0%	(9)
Propylene	87	109	26.4%	23	272	328	20.7%	56
Other	375	282	-24.7%	(93)	1,191	877	-26.4%	(315)

Note: “Other” includes muriatic acid, butadiene, polyethylene wax, petrochemical specialities, BTX liquids, hydrogen, isohexane, pyrolysis liquids, oxygen, CPDI, sulfur, isopropyl alcohol, amorphous gasoline, octane basis gasoline and heavy naphtha.

PEMEX

Industrial Safety and Environmental Protection

	Third quarter (Jul.-Sep.)				Nine months ending Sep. 30,
	2011	2012	Change		2011	2012	Change

Frequency Index (Number of lost-time injuries by MMmh risk exposure)	0.69	0.88	27.3%	0.19	0.53	0.65	21.5%	0.11
Severity Index (Total days lost by MMmh risk exposure)	36	44	21.8%	8	27	28	4.7%	1
Sulfur Oxide Emissions (Mt)	119	96	-19.6%	(23)	351	298	-15.2%	(53)
Reused Water / Use	0.19	0.18	-2.2%	(0.004)	0.17	0.18	4.3%	0.01

Note: MMmh stands for millon man-hours.

PEMEX Results Report as of September 30, 2012	5 / 16

www.pemex.com

PEMEX

PEMEX

Volume of Domestic Sales

	Third quarter (Jul.-Sep.)				Nine months ending Sep. 30,
	2011	2012	Change		2011	2012	Change
Dry natural gas (MMcfd)	3,414	3,421	0.2%	7	3,445	3,381	-1.9%	(64)
Petroleum products (Mbd)	1,803	1,820	0.9%	16	1,779	1,813	1.9%	34
Automotive gasolines	790	788	-0.2%	(2)	794	799	0.5%	4
Fuel oil	237	230	-2.7%	(6)	207	199	-4.1%	(9)
Diesel	385	396	2.8%	11	380	397	4.5%	17
LPG	271	271	-0.1%	(0.2)	278	280	0.8%	2
Jet fuel	57	59	5.2%	3	56	59	5.1%	3
Other	64	75	17.1%	11	62	79	26.4%	16
Petrochemical products (Mt)	1,047	971	-7.3%	(77)	3,269	3,206	-1.9%	(63)

PEMEX

Volume of Exports(1)

	Third quarter (Jul.-Sep.)				Nine months ending Sep. 30,
	2011	2012	Change		2011	2012	Change
Crude oil (Mbd)	1,302	1,269	-2.6%	(33)	1,337	1,239	-7.3%	(98)
Maya(2)	1,013	977	-3.5%	(35)	1,033	945	-8.5%	(88)
Istmo	87	106	21.5%	19	98	97	-0.9%	(1)
Olmeca	203	186	-8.3%	(17)	207	198	-4.4%	(9)
Dry natural gas (MMcfd)(3)	1	1	-49.3%	(1)	1	1	-30.7%	(0.4)
Petroleum products (Mbd)	140	166	18.9%	26	174	174	0.02%	0.04
Fuel oil	60	70	17.2%	10	94	78	-16.9%	(16)
LPG	0.09	0.12	31.0%	0.03	1	0.1	-91.6%	(1)
Jet fuel	—	—	—	—	2	—	-100.0%	(2)
Naftas	80	76	-4.1%	(3)	76	79	4.2%	3
Other	—	19	—	19	2	17	937.9%	15
Petrochemical products (Mt)	103	171	65.1%	67	322	497	54.1%	174

(1)	Transactions conducted by P.M.I.® Group.
(2)	Includes Altamira.
(3)	Transactions conducted by Pemex-Gas and Basic Petrochemicals.

PEMEX Results Report as of September 30, 2012	6 / 16

www.pemex.com

PEMEX

PEMEX

Volume of Imports(1)

	Third quarter (Jul.-Sep.)				Nine months ending Sep. 30,
	2011	2012	Change		2011	2012	Change
Dry natural gas (MMcfd)(2)	757	1,211	59.8%	453	811	1,061	30.9%	250
Petroleum products (Mbd)	628	574	-8.5%	(53)	637	544	-14.7%	(94)
Automotive gasolines	411	381	-7.3%	(30)	402	377	-6.2%	(25)
Fuel oil	39	45	14.7%	6	29	36	25.0%	7
Diesel	134	140	4.7%	6	130	122	-5.8%	(7)
LPG	13	—	-100.0%	(13)	47	2	-95.1%	(45)
Jet fuel	1	5	531.0%	5	1	3	247.5%	2
Naftas	29	2	-91.8%	(27)	28	2	-93.3%	(26)
Other	0.6	0.5	-18.0%	(0.1)	0.6	0.5	-9.9%	(0.1)
Petrochemical products (Mt)	53	120	127.6%	68	170	346	103.5%	176

(1)	Transactions conducted by PMI.
(2)	Transactions conducted by Pemex-Gas and Basic Petrochemicals.

PEMEX

Reference Data

	Third quarter (Jul.-Sep.)				Nine months ending Sep. 30,
	2011	2012	Change		2011	2012	Change
Mexican crude oil basket (U.S.$/b)	101.15	99.79	-1.3%	(1.36)	99.74	104.01	4.3%	4.27
Regular gasoline in the USCGM	282.59	291.23	3.1%	8.64	281.02	291.01	3.6%	9.99
LPG price by Decree (Ps./t)	6,741	7,439	10.4%	698	6,601	7,280	10.3%	679
International reference LPG (Ps./t)	11,492	7,786	-32.3%	(3,706)	10,474	10,316	-1.5%	(158)
Natural gas (Henry Hub)(U.S.$/MMBtu)	4.13	2.87	-30.5%	(1.26)	4.22	2.53	-39.9%	(1.68)

	As of December 30,				As of September 30,
	2011	2012	Change		2011	2012	Change
Mexican pesos per U.S. dollar (Ps. /	13.9904	NA			13.4217	12.8521	-4.2%	(0.57)

	Year on year				Nine months ending Sep. 30,
	June 2011	June 2012	Change		2011	2012	Change
Exchange variation	7.8%	-15.3%		(23.15)	4.2%	2.4%		(1.78)

PEMEX Results Report as of September 30, 2012	7 / 16

www.pemex.com

PEMEX

PEMEX

Consolidated Income Statement

	Third quarter (Jul.-Sep.)					Nine months ending Sep. 30,
	2011	2012	Change		2012	2011	2012	Change		2012
	(Ps. MM)				(U.S.$MM)	(Ps. MM)				(U.S.$MM)
Total sales	392,136	408,918	4.3%	16,782	31,817	1,138,146	1,226,309	7.7%	88,163	95,417
Domestic sales	201,400	214,973	6.7%	13,573	16,727	576,866	631,574	9.5%	54,707	49,142
Exports	189,431	192,087	1.4%	2,656	14,946	557,200	589,383	5.8%	32,183	45,859
Services income	1,305	1,859	42.4%	553	145	4,080	5,353	31.2%	1,273	417
Cost of sales	210,491	203,341	-3.4%	(7,150)	15,822	566,217	598,791	5.8%	32,574	46,591
Gross income	181,645	205,577	13.2%	23,932	15,996	571,929	627,518	9.7%	55,589	48,826
General expenses	22,024	29,484	33.9%	7,460	2,294	62,933	85,494	35.8%	22,561	6,652
Transportation and distribution expenses	8,017	6,080	-24.2%	(1,936)	473	21,636	18,949	-12.4%	(2,687)	1,474
Administrative expenses	14,008	23,404	67.1%	9,396	1,821	41,297	66,546	61.1%	25,248	5,178
Other revenues (expenses)	41,138	45,230	9.9%	4,092	3,519	119,069	162,289	36.3%	43,220	12,627
IEPS accrued	42,458	44,784	5.5%	2,325	3,485	123,347	164,357	33.2%	41,010	12,788
Other	(1,321)	446	133.8%	1,767	35	(4,278)	(2,068)	51.7%	2,210	(161)
Operating income (loss)	200,759	221,323	10.2%	20,564	17,221	628,065	704,313	12.1%	76,248	54,801
Comprehensive financing result	(70,312)	23,947	134.1%	94,259	1,863	(61,043)	14,158	123.2%	75,201	1,102
Profit (loss) sharing in non-consolidated subsidiaries, affiliates and others	763	2,021	165.0%	1,259	157	1,045	2,048	95.9%	1,002	159
Income before taxes and duties	131,209	247,291	88.5%	116,082	19,241	568,067	720,518	26.8%	152,451	56,062
Taxes and duties	212,751	223,399	5.0%	10,649	17,382	632,028	688,663	9.0%	56,636	53,584
Net income	(81,542)	23,892	129.3%	105,433	1,859	(63,961)	31,855	149.8%	95,816	2,479
Other comprehensive result	5,227	(346)	-106.6%	(5,572)	(27)	3,580	(12,919)	-460.9%	(16,499)	(1,005)
Comprehensive income (loss)	(76,315)	23,546	130.9%	99,861	1,832	(60,380)	18,936	131.4%	79,316	1,473

PEMEX

Financial Ratios

	Third quarter (Jul.-Sep.)			As of September 30,
	2011	2012	Change	2011	2012	Change
Cost of sales / Total revenues (including negative IEPS recovery)	48.4%	44.8%	(3.6)	44.9%	43.1%	(1.8)
D&A / Operating costs & expenses	13.5%	15.7%	2.2	14.7%	15.4%	0.7
Operating income (including negative IEPS recovery) / Total revenues (including negative IEPS recovery)	56.0%	58.7%	2.7	59.6%	62.5%	2.9
Taxes and duties / Total revenues (including negative IEPS recovery)	49.0%	49.2%	0.3	50.1%	49.5%	(0.6)
Earnings before Interest, Taxes Depreciation and Amortization (EBITDA) / Financial cost (excludes capitalized interest)	13.3	18.6	5.3	19.3	16.9	(2.5)

PEMEX Results Report as of September 30, 2012	8 / 16

www.pemex.com

PEMEX

PEMEX

Sales and Services Revenues

	Third quarter (Jul.-Sep.)					Nine months ending Sep. 30,
	2011	2012	Change		2012	2011	2012	Change		2012
	(Ps. MM)				(U.S.$MM)	(Ps. MM)				(U.S.$MM)
Total revenues from sales and services	392,136	408,918	4.3%	16,782	31,817	1,138,146	1,226,309	7.7%	88,163	95,417
Domestic sales (including negative IEPS recovery)	243,858	259,757	6.5%	15,899	20,211	700,213	795,930	13.7%	95,717	61,930
Domestic sales	201,400	214,973	6.7%	13,573	16,727	576,866	631,574	9.5%	54,707	49,142
Dry gas	16,931	13,432	-20.7%	(3,499)	1,045	50,684	36,346	-28.3%	(14,338)	2,828
Petroleum products (including negative IEPS recovery)	218,823	239,636	9.5%	20,813	18,646	624,037	736,055	18.0%	112,018	57,271
Petroleum products	176,365	194,852	10.5%	18,488	15,161	500,691	571,698	14.2%	71,007	44,483
IEPS	42,458	44,784	5.5%	2,325	3,485	123,347	164,357	33.2%	41,010	12,788
Gasolines	82,907	92,173	11.2%	9,266	7,172	240,970	270,627	12.3%	29,657	21,057
Fuel oil	24,006	24,605	2.5%	599	1,914	59,441	71,137	19.7%	11,696	5,535
Diesel	42,634	48,802	14.5%	6,168	3,797	121,558	141,784	16.6%	20,226	11,032
LPG	14,053	15,470	10.1%	1,418	1,204	41,724	46,681	11.9%	4,957	3,632
Jet fuel	7,870	9,078	15.3%	1,207	706	22,960	27,379	19.2%	4,420	2,130
Other	4,895	4,725	-3.5%	(170)	368	14,038	14,090	0.4%	52	1,096
Petrochemical products	8,104	6,689	-17.5%	(1,415)	520	25,492	23,529	-7.7%	(1,962)	1,831
Exports	189,431	192,087	1.4%	2,656	14,946	557,200	589,383	5.8%	32,183	45,859
Crude oil and condensates	148,195	154,111	4.0%	5,916	11,991	438,860	467,190	6.5%	28,330	36,351
Dry gas	68	1	-98.2%	(67)	0.1	79	100	27.1%	21	8
Petroleum products	16,444	14,482	-11.9%	(1,962)	1,127	54,052	49,797	-7.9%	(4,255)	3,875
Petrochemical products	782	1,063	36.0%	281	83	2,760	3,047	10.4%	286	237
Other	23,942	22,429	-6.3%	(1,513)	1,745	61,449	69,250	12.7%	7,801	5,388
Services revenues	1,305	1,859	42.4%	553	145	4,080	5,353	31.2%	1,273	417

PEMEX

Operating Costs and Expenses

	Third quarter (Jul.-Sep.)					Nine months ending Sep. 30,
	2011	2012	Change		2012	2011	2012	Change		2012
	(Ps. MM)				(U.S.$MM)	(Ps. MM)				(U.S.$MM)
Operating costs and expenses	232,515	232,825	0.1%	310	18,116	629,150	684,285	8.8%	55,135	53,243
Cost of sales	210,491	203,341	-3.4%	(7,150)	15,822	566,217	598,791	5.8%	32,574	46,591
Operating expenses	25,689	26,515	3.2%	827	2,063	62,326	73,368	18%	11,042	5,709
Purchases for resale	100,288	99,903	-0.4%	(385)	7,773	278,828	290,482	4%	11,654	22,602
Other	84,514	76,922	-9.0%	(7,592)	5,985	225,063	234,941	4%	9,877	18,280
General expenses	22,024	29,484	33.9%	7,460	2,294	62,933	85,494	35.8%	22,561	6,652
Transportation and distribution expenses	8,017	6,080	-24.2%	(1,936)	473	21,636	18,949	-12.4%	(2,687)	1,474
Administrative expenses	14,008	23,404	67.1%	9,396	1,821	41,297	66,546	61.1%	25,248	5,178

Net cost for the period of employee benefits	20,201	22,821	13.0%	2,619	1,776	60,603	68,462	13.0%	7,859	5,327
Depreciation and amortization expenses	31,479	36,593	16.2%	5,114	2,847	92,740	105,574	13.8%	12,834	8,215

“Other” includes: depreciation, amortizations, net cost for the period of employee benefits, preservation and maintenance, exploration expenses, non-successful wells, inventories variation, subsidiary entities consolidation net effect.

PEMEX

Comprehensive Financing Result

	Third quarter (Jul.-Sep.)					Nine months ending Sep. 30,
	2011	2012	Change		2012	2011	2012	Change		2012
	(Ps. MM)				(U.S.$MM)	(Ps. MM)				(U.S.$MM)
Comprehensive financing result	(70,312)	23,947	134.1%	94,259	1,863	(61,043)	14,158	123.2%	75,201	1,102
Financial income	728	8,515	1069.7%	7,787	663	19,182	18,947	-1.2%	(235)	1,474
Financial cost	(19,083)	(15,197)	20.4%	3,886	(1,182)	(40,525)	(52,235)	-28.9%	(11,709)	(4,064)
Exchange gain (loss)	(51,957)	30,628	158.9%	82,586	2,383	(39,700)	47,445	219.5%	87,145	3,692

PEMEX Results Report as of September 30, 2012	9 / 16

www.pemex.com

PEMEX

PEMEX

Taxes and Duties

	Third quarter (Jul.-Sep.)					Nine months ending Sep. 30,
	2011	2012	Change		2012	2011	2012	Change		2012
	(Ps. MM)				(U.S.$MM)	(Ps. MM)				(U.S.$MM)
Total Taxes and Duties	212,751	223,399	5.0%	10,649	17,382	632,028	688,663	9.0%	56,636	53,584
Hydrocarbon duties	214,302	221,599	3.4%	7,297	17,242	626,862	685,947	9.4%	59,085	53,372
Ordinary Hydrocarbons Duty	180,574	184,784	2.3%	4,210	14,378	529,039	572,528	8.2%	43,489	44,547
Hydrocarbons Duty for the Stabilization Fund	21,386	27,113	26.8%	5,726	2,110	62,898	82,394	31.0%	19,496	6,411
Duty for Scientific and Technological Research on Energy	1,581	2,157	36.4%	575	168	4,622	6,640	43.6%	2,017	517
Duty for Oil Monitoring	9	10	4.9%	0.5	1	28	31	10.3%	3	2
Extraordinary Duty on Crude Oil Exports	6,838	2,999	-56.1%	(3,839)	233	19,903	11,099	-44.2%	(8,804)	864
Special Hydrocarbons Duty	1,440	1,687	17.1%	246	131	4,071	5,129	26.0%	1,057	399
Extraction of Hydrocarbons Duty	1,419	1,763	24.3%	344	137	3,694	4,897	32.6%	1,203	381
Additional Duty on Hydrocarbons	1,054	988	(0)	(66)	77	2,606	2,923	0	317	227
Duty on Regulation and Supervision in Exploration and Exploration of Hydrocarbons	—	100		100	8	0.04	306	804,762.4%	306	24
Other taxes and duties	(1,552)	1,800	216.0%	3,352	140	5,166	2,716	-47.4%	(2,450)	211

PEMEX

Other Comprehensive Result

	Third quarter (Jul.-Sep.)					Nine months ending Sep. 30,
	2011	2012	Change		2012	2011	2012	Change		2012
	(Ps. MM)				(U.S.$MM)	(Ps. MM)				(U.S.$MM)
Items that can be subsequently reclassified into income	5,227	(346)	-106.6%	(5,572)	(27)	3,580	(12,919)	-460.9%	(16,499)	(1,005)
Result on foreign exchange currency	4,796	(2,671)	-155.7%	(7,467)	(208)	3,240	(4,353)	-234.4%	(7,593)	(339)
Change in valuation of financial assets available for sale	—	2,325	0.0%	2,325	181	—	(8,566)	0.0%	(8,566)	(666)
Variations in financial derivative instruments valuations	430	—	-100.0%	(430)	—	340	—	-100.0%	(340)	—
Total other comprehensive result	5,227	(346)	-106.6%	(5,572)	(27)	3,580	(12,919)	-460.9%	(16,499)	(1,005)

PEMEX

Selected Indices

	As of September 30,
Pemex - Exploration and Production	2011	2012	Change	2012
	(Ps./boe)			(U.S.$/boe)
Total sales / Hydrocarbons production	898	1,004	105.8	70
Operating income / Hydrocarbons production	686	763	76.5	53
Net income / Hydrocarbons production	23	100	76.5	2
Taxes and duties / Operating income (%)	90%	89%	-0.7	0%

PEMEX Results Report as of September 30, 2012	10 / 16

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PEMEX

PEMEX

Consolidated Balance Sheet

	As of Dec. 31,	As of Sep. 30,
	2011	2012	Change		2012
	(Ps. MM)				(U.S.$MM)
Total assets	1,983,396	1,990,686	0.4%	7,290	154,892
Current assets	354,249	337,326	-4.8%	(16,923)	26,247
Cash and cash equivalents	114,368	114,317	0.0%	(51)	8,895
Accounts, notes receivable and other	154,659	149,163	-3.6%	(5,495)	11,606
Inventories	45,040	48,952	8.7%	3,911	3,809
of products	40,800	45,391	11.3%	4,591	3,532
of materials	4,240	3,560	-16.0%	(680)	277
Derivative financial instruments	15,526	10,971	-29.3%	(4,555)	854
Available-for-sale investments	24,656	13,923	-43.5%	(10,733)	1,083
Investment in securities	15,646	16,492	5.4%	845	1,283
Property, plant and equipment	1,594,574	1,616,104	1.4%	21,530	125,746
Other assets	18,927	20,764	9.7%	1,837	1,616

Total liabilities	1,857,336	1,845,643	-0.6%	(11,693)	143,606
Current liabilities	253,445	237,417	-6.3%	(16,029)	18,473
Short-term debt	110,497	102,754	-7.0%	(7,744)	7,995
Suppliers	53,313	57,490	7.8%	4,177	4,473
Accounts and accrued expenses payable	23,864	23,070	-3.3%	(794)	1,795
Taxes and duties payable	65,770	54,102	-17.7%	(11,668)	4,210
Long-term liabilities	1,603,891	1,608,227	0.3%	4,336	125,133
Long-term debt	672,657	641,624	-4.6%	(31,033)	49,924
Reserve for sundry creditors and others	62,093	61,922	-0.3%	(171)	4,818
Reserve for employee benefits	843,462	877,792	4.1%	34,331	68,300
Deferred taxes	25,679	26,888	4.7%	1,209	2,092
Total equity	126,060	145,043	15.1%	18,983	11,286
Total liabilities and equity	1,983,396	1,990,686	0.4%	7,290	154,892

PEMEX

Selected Financial Indices

	As of Dec. 31,	As of Sep. 30,
	2011	2012	Change
Property, plant and equipment / Assets	80.4%	81.2%	0.79
Debt / Total liabilities and equity	39.5%	37.4%	(2.09)
Working capital (Ps. MM)	100,804	99,910	(894)

PEMEX Results Report as of September 30, 2012	11 / 16

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PEMEX

PEMEX

Consolidated Total Debt

	As of Dec. 31,	As of Sep. 30,
	2011	2012	Change		2012
		(Ps. MM)			(U.S.$MM)
Total debt	783,155	744,378	-5.0%	(38,777)	57,919
Short-term	110,497	102,754	-7.0%	(7,744)	7,995
Long-term	672,657	641,624	-4.6%	(31,033)	49,924

Cash and cash equivalents	114,368	114,317	-0.04%	(51)	8,895
Total net debt	668,786	630,060	-5.8%	(38,726)	49,024

PEMEX

Debt Maturity Profile

	As of September 30,2012
	(Ps. MM)	(U.S.$MM)
Total debt	851,240	160,390
In Mexican pesos	231,255	112,150
2012	110,497	102,754
January 2013 - September 2013	13,487	1,049
October 2013 - September 2014	19,824	1,542
October 2014 - September 2015	18,614	1,448
October 2015 - September 2016	18,647	1,451
October 2016 and beyond	50,186	3,905
In other currencies	619,985	48,240
2012	32,724	2,546
January 2013 - September 2013	52,907	4,117
October 2013 - September 2014	44,517	3,464
October 2014 - September 2015	51,433	4,002
October 2015 - September 2016	59,690	4,644
October 2016 and beyond	378,715	29,467

PEMEX

Exposure of Debt Principal(1) as of September 30,

	2011	2012	2011	2012	2011	2012
	By currency		At fixed rate		At floating rate

Total	100.0%	100.0%	57.0%	66.1%	43.1%	33.9%
U.S. dollars	80.7%	82.0%	61.0%	70.3%	39.0%	29.7%
Mexican pesos	17.3%	16.8%	45.1%	50.5%	54.9%	49.5%
Euros	2.0634%	1.2071%	0.0%	0.0%	100.0%	100.0%
Yen	0.0000%	0.0000%	0.0%	0.0%	0.0%	0.0%

(1)	Includes derivative financial instruments.

PEMEX Results Report as of September 30, 2012	12 / 16

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PEMEX

PEMEX

Derivative Financial Instruments

	As of September 30,
	2011	2012	Change	2012
	(Ps. MM)			(US$MM)
Derivative financial instruments linked to debt and assets
Face Value (Ps. MM)	1,624	1,289	(335)	100
Interest rate swaps	(784)	(255)	530	(20)
Cross currency swaps	1,906	674	(1,231)	52
Extinguishing cross currency swaps	1,538	1,563	25	122
Assets swaps	(1,035)	(693)	341	(54)
Mark to market (Ps. MM)	162,972	155,259	(7,713)	12,080
Interest rate swaps	9,300	8,100	(1,200)	630
Cross currency swaps	111,339	115,577	4,238	8,993
Extinguishing cross currency swaps	17,044	16,320	(723)	1,270
Assets swaps	25,290	15,262	(10,027)	1,188

Natural gas derivative financial instruments
Mark to market (Ps. MM)	3	7	4	1
Long swaps	(546)	(203)	342	(16)
Short swaps	549	211	(338)	16
Long options	10	19	9	1
Short options	(10)	(19)	(9)	(1)
Volume (MMBtu)	(14,067)	(1,761)	12,306
Long swaps	19,546,444	11,882,055	(7,664,389)
Short swaps	(19,552,111)	(11,860,806)	7,691,305
Long options	6,178,166	6,000,641	(177,525)
Short options	(6,186,566)	(6,023,651)	162,915

Propane derivative financial instruments
Mark to market (Ps. MM)	—	170	170	13
Long swaps	n.a.	170	170	13
Volume (Gallons)	—	142,968,000	142,968,000
Long swaps	n.a.	142,968,000	142,968,000

Volume of petroleum products derivative financial instruments
Mark to market (Ps. MM)	337	(37)	(374)	(3)
Stock market futures	193	(87)	(280)	(7)
Stock market swaps	125	31	(94)	2
OTC swaps	19	19	0.3	2
Volume (MM barrels)	(9)	(4)	5
Stock market futures	(4)	(2)	2
Stock market swaps	(4)	(2)	2
OTC swaps	(1)	(0.4)	0.1

Derivative financial instruments PMI Treasury
Mark to market (Ps. MM)	1,345	1,368	1,368	106
Interest rate swaps OTC markets	(47)	(86)	(86)	(7)
Forward exchange rate in OTC markets	n.a.	(225)	(225)	(18)
Stock options	1,392	1,680	1,680	131
Face value (Ps. MM)	21,371	19,321	19,321	1,503
Interest rate swaps OTC markets	510	912	912	71
Forward exchange rate in OTC markets	n.a.	8,850	8,850	689
Stock options	20,861	9,559	9,559	744

(1)	In 2010, asset swaps included options on shares of Repsol YPF, SA.

PEMEX Results Report as of September 30, 2012	13 / 16

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PEMEX

PEMEX

Equity

	As of Dec. 31, As of Sep. 30,
	2011	2012	Change		2012
		(Ps. MM)			(U.S.$MM)
Total equity	126,060	145,043	15.1%	18,983	11,286
Certificates of contribution “A”	49,605	49,605	0.0%	—	3,860
Increase in equity of Subsidiary Entities	178,731	178,731	0.0%	—	13,907
Legal reserve	978	978	0.0%	—	76
Surplus donation	3,418	3,465	1.4%	47	270
Comprehensive result (loss)	(17,564)	(30,483)	73.6%	(12,919)	(2,372)
Retained earnings (accumulated losses)	(89,107)	(57,252)	-35.7%	31,855	(4,455)
From prior years	(8,743)	(89,107)	919.1%	(80,364)	(6,933)
For the year	(80,363)	31,855	-139.6%	112,219	2,479

PEMEX

EBITDA Reconciliation

	Third quarter (Jul.-Sep.)					Nine months ending Sep. 30,
	2011	2012	Change		2012	2011	2012	Change		2012
	(Ps. MM)				(U.S.$MM)	(Ps. MM)				(U.S.$MM)
Net loss	(81,542)	23,891	129.3%	105,433	1,859	(63,960)	31,855	149.8%	95,816	2,479
+ Taxes and duties	212,751	223,399	5.0%	10,649	17,382	632,028	688,663	9.0%	56,636	53,584
- Comprehensive financing result	(70,312)	23,947	134.1%	94,259	1,863	(61,043)	14,158	123.2%	75,201	1,102
+ Depreciation and amortization	31,479	36,593	16.2%	5,114	2,847	92,740	105,574	13.8%	12,834	8,215
+ Net cost for the period of employee	20,201	22,821	13.0%	2,619	1,776	60,603	68,462	13.0%	7,859	5,327
EBITDA	253,202	282,758	11.7%	29,557	22,001	782,453	880,397	12.5%	97,944	68,502

PEMEX Results Report as of September 30, 2012	14 / 16

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PEMEX

PEMEX

Consolidated Statements of Cash Flows

	As of Sep. 30,
	2011	2012	Change		2012
	(Ps. MM)				(U.S.$MM)
Operating Activities
Net income before income taxes	568,067	720,518	26.8%	152,451	56,062
Activities related to investing activities	106,614	115,616	8.4%	9,002	8,996
Depreciation and amortization	92,740	105,574	13.8%	12,834	8,215
Impairment of properties, plant and equipment	3,919	—	-100.0%	(3,919)	—
Profit sharing in non-consolidated subsidiaries and affiliates	(1,045)	(2,048)	-95.9%	(1,002)	(159)
Unsuccessful wells	8,150	9,102	11.7%	953	708
Retirement of properties, plant and equipment	2,850	2,987	4.8%	136	232
Activities related to financing activities	72,958	(29,446)	-140.4%	(102,404)	(2,291)
Unrealized loss (gain) from foreign exchange fluctuations	49,054	(56,720)	-215.6%	(105,774)	(4,413)
Interest expense (income)	23,904	27,328	14.3%	3,424	2,126
Effect of valuation of financial instruments	—	(54)	0.0%	(54)	(4)
Subtotal	747,640	806,689	7.9%	59,049	62,767
Funds provided by (used in) operating activities	(610,241)	(658,244)	-7.9%	(48,002)	(51,217)
Financial instruments	4,027	3,296	-18.2%	(731)	256
Accounts and notes receivable	(33,870)	5,465	116.1%	39,335	425
Inventories	(5,122)	(4,950)	3.4%	172	(385)
Other assets	(3,833)	(3,170)	17.3%	663	(247)
Accounts payable and accrued expenses	5,369	444	-91.7%	(4,926)	35
Taxes paid	(626,263)	(700,331)	-11.8%	(74,068)	(54,492)
Advances to suppliers	14,388	4,177	-71.0%	(10,211)	325
Reserve for sundry creditors and others	5,244	1,781	-66.0%	(3,463)	139
Contributions and payments for employees benefits	30,788	34,331	11.5%	3,542	2,671
Deferred income taxes	(970)	714	173.7%	1,684	56
Net cash flow from operating activities	137,398	148,445	8.0%	11,046	11,550
Investing activities
Investment in securities	(20,784)	—	—	20,784	—
Exploration expenses	(3,983)	(1,601)	59.8%	2,383	(125)
Investment in property, plant and equipment	(103,094)	(129,888)	-26.0%	(26,794)	(10,106)
Net cash flow from investing activities	(127,861)	(131,489)	-2.8%	(3,628)	(10,231)

Cash needs related to financing activities	9,537	16,956	77.8%	7,419	1,319
Financing activities
Loans obtained from financial institutions	104,964	248,447	136.7%	143,483	19,331
Interest paid	(23,834)	(26,769)	-12.3%	(2,936)	(2,083)
Principal payments on loans	(99,962)	(237,587)	-137.7%	(137,625)	(18,486)
Net cash flow from financing activities	(18,832)	(15,909)	15.5%	2,923	(1,238)

Net increase in cash and cash equivalents	(9,295)	1,047	111.3%	10,342	81

Cash and cash equiv. at the beginning of the period	131,183	114,368	-12.8%	(16,815)	8,899
Effect of change in cash value	3,826	(1,098)	-128.7%	(4,923)	(85)
Cash and cash equivalents at the end of the period	125,714	114,317	-9.1%	(11,396)	8,895

PEMEX Results Report as of September 30, 2012	15 / 16

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PEMEX

PEMEX

Business Segment Information

	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Subsidiary Companies and Corporate	Intersegment eliminations	Total
				(Ps. MM)
Third quarter (Jul.-Sep.) 2012
Total sales	1,013,517	576,003	136,019	26,750	958,008	(1,483,987)	1,226,309
External clients	—	525,017	85,393	21,164	589,383	—	1,220,957
Intersegment	1,013,517	47,802	49,852	5,586	366,340	(1,483,096)	—
Revenues from services	—	3,184	775	—	2,285	(891)	5,353
Depreciation and amortization	89,493	7,352	5,942	2,251	536	—	105,574
Cost of the reserve for employee benefits	21,995	22,083	5,079	6,463	12,842	—	68,462

Gross income (loss)	799,430	(194,624)	9,210	4,116	49,949	(40,563)	627,519
Operating income (loss)	769,829	(75,562)	(994)	(5,428)	16,271	197	704,313
Comprehensive financing result	16,738	(10,089)	2,811	(619)	5,510	(195)	14,158
Taxes and duties	685,947	—	558	13	2,146	—	688,663
Net income (loss)	100,707	(85,650)	1,633	(6,060)	38,124	(16,899)	31,855
Other comprehensive results	—	—	—	—	(12,919)	—	(12,919)
Comprehensive profit (loss)	100,707	(85,650)	1,633	(6,060)	25,205	(16,899)	18,936

As of September 30, 2012
Total assets	2,140,973	625,479	217,977	129,904	2,060,067	(3,183,714)	1,990,686
Current assets	893,734	397,299	105,355	88,344	1,103,292	(2,250,698)	337,326
Investment in securities	880	409	3,611	—	319,429	(307,837)	16,492
Fixed assets	1,232,779	226,355	106,536	40,756	9,679	—	1,616,104
Acquisition of fixed assets	116,188	15,304	1,560	1,744	491	—	135,287
Total liabilities	1,357,150	891,120	119,158	110,404	2,243,695	(2,875,883)	1,845,643
Current liabilities	415,623	564,039	27,520	25,503	1,445,967	(2,241,236)	237,417
Reserve for employee benefits	285,060	289,374	65,206	84,321	153,832	—	877,792
Equity	783,822	(265,641)	98,819	19,500	(183,627)	(307,830)	145,043

Third quarter (Jul.-Sep.) 2011
Total sales	914,066	515,509	154,287	32,847	896,857	(1,375,421)	1,138,146
External clients	—	458,967	95,879	22,021	557,200	—	1,134,066
Intersegment	914,066	53,806	58,408	10,826	337,598	(1,374,706)	(0)
Revenues from services	—	2,736	—	—	2,059	(716)	4,080
Depreciation and amortization	78,491	6,654	5,611	1,517	467	—	92,740
Cost of the reserve for employee benefits	20,268	19,222	4,664	5,464	10,984	—	60,603

Gross income (loss)	1,277,457	(88,942)	1,225	(8,673)	17,981	0.5	1,199,049
Operating income (loss)	698,162	(72,820)	(1,910)	(8,100)	12,619	114	628,065
Comprehensive financing result	(47,566)	(16,121)	2,624	(582)	715	(114)	(61,043)
Taxes and duties	626,862	—	510	9	4,647	—	632,028
Net income (loss)	23,718	(88,942)	204	(8,690)	(56,428)	66,177	(63,960)
Other comprehensive results	—	—	—	—	3,580	—	3,580
Comprehensive profit (loss)	23,718	(88,942)	204	(8,690)	(52,848)	66,177	(60,380)

As of September 30, 2011
Total assets	2,003,123	600,705	549	125,517	1,957,691	(2,977,440)	1,710,144
Current assets	819,647	390,518	—	90,184	1,020,444	(2,063,968)	256,825
Investment in securities	737	157	635	—	334,635	(322,887)	13,278
Fixed assets	1,172,393	208,761	100,562	34,530	9,451	—	1,525,698
Acquisition of fixed assets	90,419	13,503	204	1,793	210	—	106,129
Total liabilities	1,344,498	729,367	4,182	97,172	2,129,520	(2,654,550)	1,650,189
Current liabilities	449,599	428,685	276	23,348	1,375,466	(2,054,400)	222,974
Reserve for employee benefits	274,684	262,897	299	73,100	140,163	—	751,143
Equity	658,625	(128,662)	25,443	28,345	(171,829)	(322,890)	89,032

Investor Relations
(+52 55) 1944 - 9700 ri@pemex.com
@PEMEX_RI

PEMEX Results Report as of September 30, 2012	16 / 16

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

	By:	/S/ CARLOS CARAVEO SÁNCHEZ
Carlos Caraveo Sánchez
Associate Managing Director of Finance

Date: November 13, 2012

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

•	drilling and other exploration activities;

•	import and export activities;

•	projected and targeted capital expenditures and other costs, commitments and revenues; and

•	liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;

•	effects on us from competition;

•	limitations on our access to sources of financing on competitive terms;

•	significant developments in the global economy;

•	significant economic or political developments in Mexico;

•	developments affecting the energy sector; and

•	changes in our regulatory environment.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.